SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

DuPont de Nemours, Inc.

(Name of Subject Company (Issuer))

DuPont de Nemours, Inc.

(Name of Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

26614N102

(CUSIP Number of Class of Securities)

Erik T. Hoover

Senior Vice President & General Counsel

974 Centre Road, Building 730

Wilmington, Delaware 19805

(302) 774-3034

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brandon Van Dyke	Christopher E. Austin
Skadden, Arps, Slate, Meagher & Flom LLP	Benet J. O’Reilly
One Manhattan West	Kyle A. Harris
New York, NY 10001	Cleary Gottlieb Steen &
(212) 735-3000	Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$15,705,955,575(1)	$1,713,519.75(2)

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices (as reported on the New York Stock Exchange on December 29, 2020) of shares of common stock, par value $0.125 per share, of International Flavors & Fragrances Inc. (“IFF”) into which shares of common stock, par value $0.01 per share, of Nutrition & Biosciences, Inc. being offered in exchange for shares of common stock, par value $0.01 per share, of DuPont De Nemours, Inc., will be converted, and paid in connection with IFF’s Registration Statement on Form S-4, which was initially filed on May 7, 2020 (Registration No. 333-238072) (the “IFF Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, in connection with the IFF Form S-4, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,352,247.57	Filing Party: International Flavors & Fragrances Inc.
Form or Registration No.: Form S-4 (Registration No. 333-238072)	Date Filed: May 7, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by DuPont de Nemours, Inc. (“DuPont”) with the Securities and Exchange Commission (the “SEC”) on December 31, 2020, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3 to the Issuer Tender Offer Statement, filed with the SEC on January 11, 2021, January 25, 2021 and January 26, 2021, respectively (as so amended, the “Schedule TO”).

This Schedule TO relates to the offer by DuPont to exchange all shares of common stock, par value $0.01 per share (“N&B common stock”), of Nutrition & Biosciences, Inc. (“N&B”) for shares of common stock, par value $0.01 per share (“DuPont common stock”), of DuPont, upon the terms and subject to the conditions set forth in the Prospectus dated December 31, 2020 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). Following the consummation of the Exchange Offer, the remaining shares, if any, of N&B common stock will be distributed in a clean-up spin-off on a pro rata basis to DuPont stockholders as of the applicable record date (“Clean-Up Spin-Off”) as described in the Prospectus. Immediately following the Exchange Offer and the Clean-Up Spin-Off, Neptune Merger Sub I Inc., a Delaware corporation and wholly owned subsidiary of IFF (“Merger Sub”), will be merged with and into N&B, whereby the separate corporate existence of Merger Sub will cease and N&B will continue as the surviving corporation and a wholly owned subsidiary of IFF (the “Merger”). In the Merger, each outstanding share of N&B common stock (except for shares of N&B common stock held by N&B as treasury stock or by DuPont, which will be automatically cancelled) will be automatically converted into the right to receive shares of common stock, par value $0.125 per share, of IFF (“IFF common stock”), upon the terms and subject to the conditions set forth in the Prospectus.

In connection with the Exchange Offer, N&B has filed with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-238089) (as amended, the “Registration Statement”) to register the shares of N&B common stock offered in exchange for shares of DuPont common stock tendered in the Exchange Offer and to be distributed in the Clean Up Spin-Off to the extent that the Exchange Offer is not fully subscribed. IFF has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-238072) to register the shares of IFF common stock into which shares of N&B common stock will be converted in the Merger.

This Amendment No. 4 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Prospectus, is hereby amended and supplemented by adding the following text:

The final exchange ratio for the Exchange Offer is 0.7180 shares of N&B common stock for each share of DuPont common stock that is validly tendered and not properly withdrawn and accepted for exchange.

Following the Exchange Offer and any Clean-Up Spin-Off, N&B will merge with a subsidiary of IFF and become a wholly-owned subsidiary of IFF, and each share of N&B common stock will be converted into one share of IFF common stock. As a result, DuPont stockholders who tender their shares of DuPont common stock in the exchange offer will receive approximately 0.7180 shares of IFF common stock (subject to the receipt of cash in lieu of fractional shares) for each share of DuPont common stock accepted for exchange.

The final calculated per-share value of DuPont common stock and the final calculated per-share value of N&B common stock, in each case determined in the manner described in the Prospectus and applying the discount described in the Prospectus would have resulted, if the exchange offer did not contain an upper limit, in an exchange ratio of more than the upper limit of 0.7180. Accordingly, because the upper limit is in effect, the final exchange ratio has been set at 0.7180 shares of N&B common stock for each share of DuPont common stock accepted in the exchange offer.

The final calculated per-share values of DuPont common stock and N&B common stock were $79.8696 and $114.0990, respectively, and, in accordance with the terms of the Exchange Offer, were determined by DuPont by reference to the simple arithmetic average of the daily volume-weighted average prices of DuPont common stock and IFF common stock, respectively, on the New York Stock Exchange on January 25, 2021, January 26, 2021, and January 27, 2021.

The Exchange Offer and withdrawal rights are scheduled to expire at one minute after 11:59 p.m., New York City time, on January 29, 2021, unless the Exchange Offer is extended or terminated. Accordingly, DuPont shareholders may tender or withdraw their shares of DuPont common stock until that time by following the procedures described in the Prospectus, the Letter of Transmittal and the Exchange and Transmittal Information Booklet.

Based on the final exchange ratio, DuPont currently expects to accept approximately 197.4 million shares of its common stock for exchange if the exchange offer is fully subscribed and depending on the number of IFF shares to be issued in the merger. If the exchange offer is not fully subscribed, the number of shares accepted by DuPont will be less than that amount.

The Exchange Offer will be subject to proration if the Exchange Offer is oversubscribed, and the number of shares of DuPont common stock accepted in the Exchange Offer may be fewer than the number of shares tendered. If the exchange offer is completed but not fully subscribed, DuPont will distribute the remaining shares of N&B common stock on a pro rata basis in the Clean-Up Spin-Off to eligible DuPont stockholders. DuPont previously announced that its Board of Directors has set a record date for the Clean-Up Spin-Off as the close of business on January 29, 2021, which is subject to adjustment in the event of any extension or termination of the Exchange Offer; provided, however, that any DuPont stockholder who validly tenders and whose shares of DuPont common stock are accepted in the Exchange Offer, waives and forfeits their rights with respect to such tendered shares of DuPont common stock to receive shares of N&B common stock in the Clean-Up Spin-Off.

On January 27, 2021, DuPont issued a press release announcing the final exchange ratio of the Exchange Offer, a copy of which is attached as Exhibit (a)(5)(xxiv) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(5)(xxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 26, 2021, incorporated by reference to DuPont’s Form 425 filed on January 27, 2021

(a)(5)(xxiv)	Press Release by DuPont, dated January 27, 2021, incorporated by reference to Exhibit 99.1 to DuPont’s Form 8-K filed on January 28, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DUPONT DE NEMOURS, INC.

By:	/s/ Lori D. Koch
	Name:	Lori D. Koch
	Title:	Executive Vice President and Chief Financial Officer

Dated: January 27, 2021